# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 05/08/2026
Amends the filing with accession number 0000921895-26-000615
Filed by CIK 0001730145
Persons authorized to receive notices and communications: VOSS CAPITAL, L.P., 3773 Richmond Avenue, Suite 500, Houston, Texas (TX), 77046, 281-770-0379

## Reporting persons
- Voss Value Master Fund, LP (CIK 0001969435): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 758,653; shared voting power 0; sole dispositive power 758,653; shared dispositive power 0; aggregate amount beneficially owned 758,653 (1.8% of the class)
- Voss Value-Oriented Special Situations Fund, LP (CIK 0001863498): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.4% of the class)
- Voss Advisors GP, LLC (CIK 0001798309): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 908,653; shared voting power 0; sole dispositive power 908,653; shared dispositive power 0; aggregate amount beneficially owned 908,653 (2.2% of the class)
- Voss Capital, LP (CIK 0001730145): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 5,908,653; shared voting power 880,000; sole dispositive power 5,908,653; shared dispositive power 880,000; aggregate amount beneficially owned 6,788,653 (16.2% of the class)
- Cocke Travis W. (CIK 0001798383): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,908,653; shared voting power 880,000; sole dispositive power 5,908,653; shared dispositive power 880,000; aggregate amount beneficially owned 6,788,653 (16.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,877,000 Shares outstanding, as of April 30, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

A. Voss Value Master Fund
As of the date hereof, Voss Value Master Fund beneficially owned 758,653 Shares. Percentage: Approximately 1.8%

B. Voss Value-Oriented Special Situations Fund
As of the date hereof, Voss Value-Oriented Special Situations Fund beneficially owned 150,000 Shares. Percentage: Approximately 0.4%

C. Voss GP
Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 758,653 Shares owned by Voss Value Master Fund and (ii) 150,000 Shares owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 2.2%

D. Voss Capital
As of the date hereof, 5,880,000 Shares were held in the Voss Managed Accounts. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 758,653 Shares beneficially owned by Voss Value Master Fund and (ii) 150,000 Shares beneficially owned by Voss Value-Oriented Special Situations Fund. Percentage: Approximately 16.2%

E. Mr. Cocke
Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 758,653 Shares owned by Voss Value Master Fund, (ii) 150,000 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 5,880,000 Shares held in the Voss Managed Accounts. Percentage: Approximately 16.2%
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

The decrease in beneficial ownership reported herein is solely the result of an increase in the number of shares of the Issuer outstanding.

## Signatures
- Voss Value Master Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/13/2026)
- Voss Value-Oriented Special Situations Fund, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member of Voss Advisors GP, LLC, its General Partner (05/13/2026)
- Voss Advisors GP, LLC: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/13/2026)
- Voss Capital, LP: /s/ Travis W. Cocke, Travis W. Cocke, Managing Member (05/13/2026)
- Cocke Travis W.: /s/ Travis W. Cocke, Travis W. Cocke (05/13/2026)